Exhibit 12.1

BJ SERVICES COMPANY

RATIOS OF EARNINGS TO FIXED CHARGES

(Dollars in thousands)

	Year Ended September 30,
	2009	2008	2007	2006	2005
COMPUTATION OF EARNINGS:
Add:
Income from continuing operations before income taxes and fixed charges	$194,167	$878,520	$1,113,881	$1,171,903	$650,086
Fixed charges	66,944	65,894	66,495	40,518	40,939
Amortization of capitalized interest	3,466	2,878	1,877	1,741	1,582
Deduct:
Interest capitalized	6,025	7,042	8,002	2,035	1,215
Minority interest in pretax income of subsidiaries that have not incurred fixed charges	13,765	11,903	11,315	3,970	3,725

Earnings, as defined	$244,787	$928,347	$1,162,936	$1,208,157	$687,667

COMPUTATION OF FIXED CHARGES:
Interest expensed and capitalized	$33,273	$35,149	$40,743	$14,216	$12,166
Amortized premiums, discounts and capitalized interest related to indebtedness	3,646	2,991	1,959	1,763	3,671
Estimate of interest within rental expense	30,025	27,754	23,793	24,539	25,102

Fixed charges, as defined	$66,944	$65,894	$66,495	$40,518	$40,939

Ratio of Earnings to Fixed Charges	3.66	14.09	17.49	29.82	16.80